Exhibit 99.7

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. CLSQ.BEN_IA_NPE.E.29408.OUTSOURCED/000001/000001/i C L S Q Annual Financial Statements & MD&A Interim Financial Statements & MD&A 010CSAO..E.CLSQ.BEN_ia_NPe.29408.outsourced/000001/000001/i